EXHIBIT 99.1

                                     For:      Kasper A.S.L., Ltd.
                                     Contact:  Joseph B. Parsons
                                               EVP and Chief Financial Officer
                                               (201) 864-0328
FOR IMMEDIATE RELEASE
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       -- KASPER ANNOUNCES THAT CREDITORS' COMMITTEE AND EQUITY COMMITTEE
               REACH A COMPREHENSIVE AGREEMENT ON DISTRIBUTION --

NEW YORK - November 12, 2003 - Kasper A.S.L., Ltd. (KASPQ.OB) announced that on November 10, 2003, the Creditors' Committee and the Equity Committee reached a comprehensive agreement on the distribution of the proceeds pursuant to the Company's Joint Plan of Reorganization ("Plan"), net of administrative expenses, priority tax claims and certain other claims. As a result of the agreement, both the Creditors' Committee and the Equity Committee agreed to recommend that holders of Senior Note claims, General Unsecured claims and Equity Interests vote to accept the Plan. The Company continues to recommend the Plan.

Kasper also announced that Jones Apparel Group, Inc. (NYSE: JNY) agreed to increase its purchase price for the Company by $17.0 million subject to the fulfillment of certain conditions including: the support for the Plan by the Creditors Committee and certain large holders of the Company's Senior Notes; the support for the Plan by the Equity Committee and certain large holders of the common stock of the Company; the confirmation of the Company's Plan; and, closing of the sale to Jones by December 5, 2003. The adjusted purchase price consists of $221.0 million in cash and the assumption of pre-paid royalties projected to be $11.5 million at closing, for an aggregate value of $232.5 million, plus the assumption of certain other liabilities. In addition, the purchase price is subject to adjustments, including an adjustment based on working capital.

As a result of the Plan, Senior Note claims are expected to receive approximately $165 million, and other claims are expected to be paid in full plus applicable interest. Equity interests are expected to receive approximately $46 million, or approximately $6.80 per share. Distributions are subject to the aforementioned adjustment to the purchase price, as well as resolution of disputed claims and certain other adjustments, accordingly, there can be no assurance that this be the ultimate distribution. Distributions will be made over time as claims are liquidated and escrows are released. The expected distributions are net of an escrowed amount of $7.2 million, or $1.07 per share, which may be available for distribution in the future.

The Company also announced that the voting deadline for Equity interests is extended to November 17, 2003, and that the Company may seek the authority of the Bankruptcy Court to extend the voting deadline for Senior Note and General Unsecured claims to November 17, 2003 or later. The Bankruptcy Court hearing on confirmation of the Plan continues to be set for November 19, 2003.

Kasper A.S.L., Ltd. is a leading marketer and manufacturer of women's suits and sportswear. The Company's brands include Albert Nipon, Anne Klein, Kasper and Le Suit. The Company also licenses its Albert Nipon, Anne Klein, and Kasper brands for various men's and women's products.

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. Such forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those forward-looking statements. For a discussion of those risks and uncertainties, please see "Disclosure Regarding Forward-Looking Information" in Kasper's Annual Report on Form 10-K, filed with the U.S. Securities and Exchange Commission on April 14, 2003 and Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 18, 2003. The Company undertakes no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Investors are also directed to other risks discussed in documents filed by the Company with the Securities and Exchange Commission.